Exhibit 16.1

December 5, 2006

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read Item 4.01 of Form 8-K dated October 17, 2006 and Item 4.02 of the Form 8-K/A dated November 21, 2006, of Lithium Technology Corporation, filed by our former client. We agree with the statements made in response to those Items insofar as they relate to our Firm, except for the second paragraph under Item 4.02(b).

We disagree with the Company’s comment that “The Company has not received any formal or informal written communication in this regard from BDO Seidman.” We communicated with the Company’s counsel on October 23, 2006 that the previously issued financial statements should not be relied upon and that the Company should file a 4.02 8-K to disclose this matter. We believe this communication was appropriate under the circumstances.

Very truly yours,

/s/ BDO Seidman, LLP

BDO Seidman, LLP

cc Hendrikus Harold van Andel, Chairman of the Board